                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       STARTECH ENVIRONMENTAL CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    855906103
                                 (CUSIP Number)

                             Arthur Steinberg, Esq.,
                        As Receiver, c/o Kaye Scholer LLP
                                 425 Park Avenue
                               New York, NY 10022
                                 (212) 836-8564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 PAGES
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                                  SCHEDULE 13D

CUSIP NO. 855906103                                            PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Northshore Asset Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO - Investment Funds
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [X]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
   EACH
 REPORTING              3,806,391 (1)
   PERSON         -------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,806,391 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,806,391
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (Limited Liability Company)
--------------------------------------------------------------------------------

(1)   See Item 5 herein.

*     See Instructions

                                  SCHEDULE 13D

CUSIP NO. 855906103                                            PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Astor Fund, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
 REPORTING              3,558,347 (2)
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,558,347 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,558,347
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (Limited Liability Company)
--------------------------------------------------------------------------------

(2)   See Item 5 herein.

*     See Instructions

                                  SCHEDULE 13D

CUSIP NO. 855906103                                           PAGE 4 OF 9  PAGES
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NSCT, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
 REPORTING               0 (3)
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 (3)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (Limited Liability Company)
--------------------------------------------------------------------------------

(3)   See Item 5 herein.

*     See Instructions

                                  SCHEDULE 13D

CUSIP NO. 855906103                                           PAGE 5 OF 9  PAGES
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arthur Steinberg, as Receiver
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
 REPORTING              3,806,391 (4)
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,806,391 (4)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,806,391
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.5%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      OO (Receiver)
--------------------------------------------------------------------------------

(4)   See Item 5 herein.

*     See Instructions

Item 1. Security and Issuer

        This Amendment No. 4 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 4 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the Commission on July 28, 2004, September 8, 2004 and April 8, 2005, respectively (the Schedule 13D as previously amended is herein referred to as the "Schedule 13D"). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur Steinberg was appointed temporary receiver of Northshore Asset Management, LLC ("Northshore"), Saldutti Capital Management, L.P. ("SCM"), Ardent Research Partners, L.P. ("Ardent Domestic") and Ardent Research Partners, Ltd. ("Ardent Offshore") pursuant to an order of the United States District Court for the Southern District of New York (the "Court"), dated February 16, 2005, in connection with the Securities and Exchange Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the "Order"). Pursuant to an oral order entered on February 25, 2005, the Court named Mr. Arthur Steinberg the permanent receiver (the "Receiver"). Pursuant to a written order entered on September 9, 2005, the Court converted the temporary restraining order in the Order into a preliminary injunction. Receiver is in the process of confirming the facts and circumstances stated in the Schedule 13D and this Amendment No. 4 and, therefore, all statements made therein and herein are made based upon Receiver's current information and belief and subject to confirmation and future amendment.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is amended by adding the following to the end thereof:

        "Pursuant to an oral order entered on February 25, 2005, the Court named Receiver the permanent receiver of Northshore, SCM, Ardent Domestic and Ardent Offshore. Pursuant to a written order entered on September 9, 2005, the Court converted the temporary restraining order in the Order into a preliminary injunction.

        It was previously reported in the Schedule 13D that NSCT, LLC ("NSCT") is a subsidiary of Northshore. Based upon information obtained by Receiver to date, NSCT is an affiliate and not a subsidiary of Northshore. Further, Circle Trust Company ("Circle Trust") is a subsidiary of NSCT. Therefore, Circle Trust is an affiliate of Northshore and not a subsidiary thereof.

        NSCT owns approximately 94% of the issued and outstanding common stock of Circle Trust. On September 30, 2005, pursuant to the provisions of Chapter 664c of the Connecticut General Statutes, the Superior Court for the Judicial District of Hartford, Connecticut appointed the Connecticut Bank Commissioner, John P. Burke, as receiver of Circle Trust. Circle Trust is not a Reporting Person under this Amendment No. 4 to Schedule 13D."

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

        "On September 30, 2005, pursuant to the provisions of Chapter 664c of the Connecticut General Statutes, the Superior Court for the Judicial District

                                                              Page 6 of 9  PAGES
of Hartford, Connecticut appointed the Connecticut Bank Commissioner, John P. Burke, as receiver of Circle Trust. Consequently, Northshore, NSCT and Receiver are not beneficial owners, as defined and described in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the 1,000,000 shares of Common Stock held by Circle Trust. Northshore, NSCT and Receiver believe that they may have certain claims, rights and remedies with respect to these shares. They do not waive any such claims, rights and remedies and reserve the right to exercise the same."

        Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is amended by adding the following to the end thereof:

        "The following information is current as of the date of this Statement.

        a. All percentage of outstanding shares of Common Stock figures set forth herein are based on 23,077,136 shares of Common Stock outstanding as of September 15, 2005, according to the Issuer's most recent Quarterly Report on Form 10-Q filed on September 19, 2005.

        Northshore may be deemed to beneficially own 3,806,391 shares of Common Stock, which constitute approximately 16.5% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor Fund, LLC, a Delaware limited liability company managed by Northshore ("Astor") and (ii) 248,044 shares of Common Stock held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore.

        Astor may be deemed to beneficially own 3,558,347 shares of Common Stock held for its account by Northshore, which constitute approximately 15.4% of the outstanding shares of Common Stock.

        Based on the powers and authority granted to Receiver by orders of the Court, Receiver may be deemed to beneficially own 3,806,391 shares of Common Stock, which constitute approximately 16.5% of the outstanding shares of Common Stock due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) 248,044 shares of Common Stock held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore.

        As of September 30, 2005, NSCT is no longer the beneficial owner, as defined and described in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of any shares of Common Stock. Circle Trust is not a Reporting Person under this Amendment No. 4 to Schedule 13D.

        See Items 2 and 4.

        b. Northshore may be deemed to have shared power to direct the voting and disposition of an aggregate of 3,806,391 shares of Common Stock as follows: (i) Northshore may be deemed to have shared power with Astor and Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held by Northshore for the account of Astor and (ii) Northshore may be deemed to have shared power with Ardent Domestic and Ardent Offshore, as applicable, and Receiver to direct the voting and disposition of 248,044 shares of Common Stock held by Ardent Domestic and Ardent Offshore.

        Astor may be deemed to have shared power with Northshore and Receiver to direct the voting and disposition of 3,558,347 shares of Common Stock held for its account by Northshore.

                                                               Page 7 of 9 PAGES

        Receiver may be deemed to have shared power to direct the voting and disposition of 3,806,391 shares of Common Stock held in the aggregate by Northshore, Astor, Ardent Domestic and Ardent Offshore and those entities may be deemed to have shared power with Receiver to direct the voting and disposition of the shares of Common Stock held by them.

        See Item 2.

        c.      See Item 4.

        d.      Not applicable.

        e. NSCT ceased to be the beneficial owner, as defined and described in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of more than five percent of the outstanding Common Stock on September 30, 2005. See Item 4."

        Item 7. Material to Be Filed as Exhibits

        Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

        "The following additional document is filed as an exhibit to this
Schedule 13D:

        1.      Joint Filing Agreement"

                                                              Page 8 of 9 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2005

                                        ARTHUR STEINBERG, as Receiver of
                                        Northshore Asset Management, LLC, and
                                        such of its affiliates and subsidiaries
                                        to the extent contemplated by the Court
                                        orders entered in the case pending in
                                        the United States District Court for the
                                        Southern District of New York

                                        By:  /s/ Arthur Steinberg
                                             ----------------------------------
                                             Name: Arthur Steinberg
                                             Title: Receiver

                                                              Page 9 of 9 PAGES